Exhibit 4.47

AMENDMENT NO.3 TO INDEPENDENT DIRECTOR AGREEMENT

THIS AMENDMENT NO.3 TO INDEPENDENT DIRECTOR AGREEMENT (this “Amendment”) is made and entered into this 17th day of December, 2024 (the “Amendment Effective Date”), by and between Guardforce AI Co., Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), and John Fletcher (the “Director”).

RECITALS

WHEREAS, the Company and the Director entered into an Independent Director Agreement, dated as of the 19th day of January, 2021 (the “Original Agreement”); and

WHEREAS, the Company and the Director entered into an Amendment No.1 to Independent Director Agreement, dated as of the 25th day of January 2022 (the “Amendment No.1”);

WHEREAS, the Company’s shareholders approved a 1-for-40 reverse stock split (or share consolidation) of its authorized and issued ordinary shares and such event was effective upon passing of ordinary resolutions on the 31st day of January, 2023; and

WHEREAS, the Company and the Director entered into an Amendment No.2 to Independent Director Agreement, dated as of the 31st day of August 2022 (the “Amendment No.2”);

WHEREAS, the Company and Director now wish to amend the Original Agreement in certain respects.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, and other consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Director hereby agree as follows:

AGREEMENT

1.	Construction.

a. Except as expressly amended hereby, all terms and conditions of the Original Agreement shall remain in full force and effect.

b. All capitalized terms not defined herein shall have the meanings ascribed to those terms in the Original Agreement.

c. The Original Agreement, as amended by this Amendment, is hereafter referred to as the “Agreement”.

2.	Amendments.

Section 3 (b) Equity Compensation of the Original Agreement after amendments stated in the Amendment No. 1 and Amendment No. 2 is hereby replaced in its entirety with the following:

(b) Equity Compensation. Commencing from the year of 2025, the Director shall be entitled to receive a Restricted Share Award consisting of, in the aggregate, 40,000 Ordinary Shares of the Company (the “Restricted Shares”) per year, on the terms and conditions and subject to the restrictions set forth in the Guardforce AI Co., Limited 2022 Equity Incentive Plan, as amended from time to time (the “Plan”). Capitalized terms that are used but not defined herein have the meaning ascribed to them in the Plan. The parties hereby agree that to the extent permitted by the Plan, in event the Company effects one or more share consolidation of its Ordinary Shares, the number of shares underlying the Restricted Share Award and the exercise price per share of the Stock Option shall be adjusted in proportion to the stock split ratio.

In the event that the Director serves less than a full year on the Board, the Company shall only be obligated to pay the pro rata portion of such Annual Fee to the Director for his services performed during such year. Furthermore, the vesting of the Restricted Shares shall not accelerate in the event the Director serves less than a full year on the Board.

3.	Counterparts.

This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. Facsimile execution and delivery of this Amendment is legal, valid, and binding for all purposes.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No.3 to Independent Director Agreement to be duly executed and signed as of the effective date above written.

GUARDFORCE AI CO., LIMITED		DIRECTOR

By:		By:
Name:	Lei Wang	Name:
Title:	Executive Chairman of the Board of Directors	Title:	Independent Director and Chief Executive Officer